SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of March, 2005

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by the Bank with the Chilean Superintendency of Banks on March 28, 2005, regarding the initiation of a process to sell shares issued by Banco de Chile, as agreed upon by the Board of Directors on March 24, 2005.

Santiago, March 28, 2005

Mr. Enrique Marshall Rivera
Superintendent of Banks
And Financial Institutions

Re: Essential Information

Mr. Superintendent:

According to Articles 9 and 10 of the Securities Law No.18,045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions (the “Superintendency”), I hereby inform as essential information, that during the Board of Director’s Meeting N° BCH 2,596 of Banco de Chile held on March 24, 2005, an agreement was reached to initiate the sale of 1,701,994,590 shares issued by Banco de Chile which were bought according to articles 27 to 27 D of the Chilean Companies Law No.18,046, as agreed upon during the Extraordinary Shareholders Meeting held on June 2, 2003, and with the approval from the Superintendency of Banks and Financial Institutions as communicated in letter Number 6650 dated June 5, 2003.

Likewise, in order to fulfill said approval and the Resolution Number 12,649 from the Banco Central de Chile dated June 2, 2003, the Board agreed to request that said Banco Central assess the shares, object of the sale.

Sincerely,

Pablo Granifo
General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2005

Banco de Chile

By:	/S/ Pablo Granifo L.
By: Pablo Granifo Lanvín General Manager